Sungold Reports on Annual Filing and Forward Momentum

TORONTO, ON: January 18, 2006, - SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”)(OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin), today reported that it has filed its Audited Annual Financial Statements on SEDAR and EDGAR, together with the Management Discussion and Analysis Report and has also posted them on their Web Site www.sungoldintl.com

Additionally the Company announced its AGM (Annual General Meeting) to be held in Toronto, Ont on Friday February the 24th, 12:30pm at the Delta Meadowvale Resort and Conference Centre, where it intends to seek approval for the official relocation of Sungold’s head office From Vancouver to Toronto.

As referenced in the MD&A (Management Discussion and Analysis) Report, Keith Blackwell, CFO of Sungold International Holdings Corp., stated “We enter calendar 2006 having addressed a multitude of issues, building a firm infrastructure to accommodate anticipated growth, and meeting regulatory requirements, and we believe that significant progress on all fronts has been made during a tumultuous 2005. We are pleased with our accomplishments thus far, and look forward with confidence and enthusiasm to the future. Strategic alliances, track and jurisdictional approvals, establishing key partners worldwide, increasing exposure in the investment community and generation of revenues are all practical expectations for this coming year.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

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